UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Q-Cells and LDK Solar Announce Formation of Joint Venture for Development of PV Systems in Europe and China
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, and Q-Cells SE have announced the formation of a joint venture focusing on photovoltaic, or PV, systems and market development in Europe and China. Given the complementary core business models and regional market expertise, the two companies intend to take advantage of value chain optimization and integrated cost reduction.
     A joint project pipeline is already in place and the first 40-megawatt project has commenced. The projects of the joint venture will utilize solar wafers from LDK Solar and solar cells from Q-Cells, and will not require additional working capital financing or other funding from the two companies. The joint venture is already in discussions with potential buyers of the first turn-key project, which will be in Europe, and is in the planning stages for future joint projects in the emerging PRC market.
     The partnership between the two companies in the area of PV systems is not intended to be exclusive, but rather to focus on developing specific projects of mutual benefit, with the shared goal of accelerating the move to grid parity.
     Our press release is attached as Exhibit 99.1 hereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: April 8, 2009

EXHIBIT 99.1: PRESS RELEASE
Q-Cells and LDK Solar Announce Formation of Joint Venture for Development of PV Systems in Europe and China
Xinyu City, China and Sunnyvale, California, April 8, 2009- Q-Cells SE and LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), today announced the formation of a joint venture focusing on PV systems and market development in Europe and China. Given their complementary core business models and regional market expertise, the two companies intend to take advantage of value chain optimization and integrated cost reduction.
A joint project pipeline is already in place and the first 40MW project has commenced. The projects of the joint venture will utilize solar wafers from LDK Solar and solar cells from Q-Cells, and will not require additional working capital financing or other funding from the two companies. The joint venture is already in discussions with potential buyers of the first turn-key project, which will be in Europe, and is in the planning stages for future joint projects in the emerging Chinese market.
The partnership between the two companies in the area of PV systems is not intended to be exclusive, but rather to focus on developing specific projects of mutual benefit, with the shared goal of accelerating the move to grid parity.
“We are very pleased to announce this joint venture and further expand our relationship with LDK Solar,” commented Anton Milner, CEO of Q-Cells SE. “This joint venture will strengthen our position in the crucial business area of large-scale PV power plants.”
“We look forward to the many new opportunities that will emerge as a result of our partnership with Q-Cells,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “As leaders of the solar industry, we are excited to announce this joint venture for exploring and developing new business.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Q-Cells SE
Founded in 1999, Q-Cells SE is today the largest manufacturer of solar cells worldwide. In 2008, with some 2,500 employees, the company produced solar cells and thin-film modules with a total output of 574 megawatt peak. More than 250 scientists and engineers at Q-Cells are working on the enhancement of the technology so as to achieve the company’s objective — reducing the costs of photovoltaic quickly and on a sustained basis and making them competitive. In addition to the activities in the core business, several Q-Cells SE subsidiaries produce photovoltaic modules since mid 2008 using various thin-film technologies. Furthermore the company is engaged in the planning, development and construction of large Photovoltaic systems via its subsidiary Q-Cells International. Q-Cells SE is building a production facility in Malaysia and has branches in Hong Kong, China and Japan. The company is listed at the Frankfurt Stock Exchange (QCE; ISIN DE0005558662) and included in the TecDAX, the German technology index.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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